EXHIBIT I-1

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Release No. 35-_____ / January __, 1998

Filing Under the Public Utility Holding Company Act of 1935, as amended ("Act")

     Notice is hereby given that the following filing has been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application/declaration for a complete statement of the proposed transaction summarized below. The application/declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application/declaration should submit their views in writing by February 19, 1998 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant/declarant at the address specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter.



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After said date, the application/declaration, as filed or as amended, may be granted and/or permitted to become effective.

WISCONSIN ENERGY CORPORATION (70-____)

     Wisconsin Energy Corporation ("WEC") located at 231 West Michigan Street, Milwaukee, Wisconsin 53203, an electric public-utility holding company exempt under section 3(a)(1) from all provisions of the Act except section 9(a)(2), has filed an application/declaration for an order under section 9(a)(2) and 10 of the Act authorizing its proposed acquisition of all of the issued and outstanding common stock of ESELCO, Inc. ("ESELCO"), a Michigan electric public-utility holding company exempt under section 3(a)(1) from all provisions of the Act except section 9(a)(2), and through such acquisition, ESELCO's Michigan public-utility subsidiary company Edison Sault Electric Company ("Edison Sault"). WEC also requests an order under section 3(a)(1) continuing its exemption from all provisions of the Act except section 9(a)(2), following consummation of the proposed transaction.

     Edison Sault operates as a public-utility exclusively in the state of Michigan.(1) It is subject to regulation with


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(1)  Edison Sault is engaged in the generation, purchase, transmission, distribution and sale of electric energy in

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respect to retail electric rates and other matters by the Michigan Public
Service Commission ("Michigan Commission").

     ESELCO has two nonutility subsidiaries, Northern Tree Service, Inc. ("NTS") is a tree trimming company that provides tree-related services to Edison Sault and others. NTS also owns a radio tower near Engadine, Michigan. ESEG, Inc. is an inactive subsidiary of ESELCO formed to take title to two submarine electric cables under the Straits of Mackinac being purchased from Consumers Energy Company. If the purchase of the cables is completed, Applicant represents that, upon the approval of the FERC, ESEG, Inc. will be merged into Edison Sault simultaneously with the proposed transaction and will then cease to exist.

     For the twelve months ended June 30, 1997, ESELCO's operating revenues on a consolidated basis were approximately $38.1 million, of which approximately $38 million was derived from Edison Sault's electric operations. Consolidated assets of ESELCO and its subsidiaries at June 30, 1996 were approximately $57.7 million, of which approximately $57.4 million con-


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     the Eastern Upper Peninsula of Michigan, an area with a population estimated at 55,000.

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sists of utility assets. As of June 30, 1997, there were 1,593,180 outstanding shares of the common stock, no par value of ESELCO.

     The Application/Declaration states that the Transaction is expected to create significant benefits to the public investors and consumers through the reduction of corporate and operations labor costs and reduction in corporate and administration programs costs. Other savings are expected to be achieved through purchasing economies, a lower cost of financing for Edison Sault and reduced production and dispatch costs.

     The Application/Declaration states that ESELCO and WEC have entered into a Reorganization Agreement which provides for the acquisition of ESELCO by WEC. The Transaction will be accomplished through the use of a wholly-owned subsidiary of WEC incorporated in the State of Michigan for the sole purpose of consummating the merger ("Acquisition"). Acquisition will be merged with ELSELCO, with ESELCO surviving as a wholly-owned subsidiary of WEC. At the effective time of the merger, each outstanding share of ESELCO Common Stock will be cancelled and converted into that number of shares of WEC Common Stock as is equal to the Exchange Ratio determined pursuant to the Reorganization Agreement. The Exchange Ratio will be equal to that number (carried to the fourth decimal place) obtained by divid-



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ing $44.50 by the average (calculated as provided in he Reorganization
Agreement) WEC Common Stock price.(2) Based on the number of shares of WEC and ESELCO Common Stock outstanding on September 30, 1997, and the average WEC Common Stock price for the ten trading days ending on that date, ELSELCO shareholders would own 2.4% of WEC's outstanding Common Stock on that date on a fully-diluted basis. Immediately thereafter ESELCO will be merged into WEC, with WEC as the surviving corporation.

     As a result of the Transaction, WEC will have two public utility subsidiaries, Wisconsin Electric Power Company and Edison Sault. WEC states that following consummation of the Transaction, it will be entitled to continue its exemption under section 3(a)(1) from all provisions of the Act except section 9(a)(2) because it and each of its public-utility subsidiaries from which it derives a material part of its income will be predominantly intrastate in character and will carry on their utility businesses substantially within the state of Wisconsin.

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(2)  No fractional shares will be issued and holders of fractional share amounts will receive cash for such fractional shares. Under the Michigan Business Corporation Act, ESELCO stockholders do not have dissenters' rights.




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     For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                              Jonathan G. Katz
                                                  Secretary